Bumble Bee Foods, LLC

Connors Bros. Clover Leaf Seafoods Company

Bumble Bee Capital Corp.

9655 Granite Ridge Drive

San Diego, CA 92123

June 30, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 3561

RE:	Bumble Bee Foods, LLC

Registration Statement on Form S-4

(File No. 333-166998)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-166998 (the “Registration Statement”), of Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp.(collectively, the “Registrants”), and Connors Bros. Holdings, L.P., Stinson Seafood (2001), Inc., Bumble Bee Holdings, Inc., Bumble Bee International (PR), Inc., BB Acquisition (PR), L.P., Clover Leaf Dutch Holdings, LLC, Clover Leaf Seafood Coöperatief U.A., Clover Leaf Seafood B.V., Clover Leaf Seafood 2 B.V., Clover Leaf Holdings Company, 6162410 Canada Limited and K.C.R. Fisheries Ltd. (collectively, the “Guarantors”). Upon the effectiveness of the Registration Statement, the Registrants and the Guarantors propose to offer to exchange an aggregate principal amount of up to $220,000,000 of the Registrants’ 7.75% Senior Secured Notes due 2015 (the “Exchange Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Registrants’ outstanding 7.75% Senior Secured Notes due 2015 (the “Initial Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

The Registrants are registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988 (the “Exxon Capital Letter”), Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. Please be advised that the Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Registrants will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer a provision to the following effect:

If the exchange offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Initial Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such Exchange Notes.

The letter of transmittal also will include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature page follows]

If you have any questions regarding the foregoing, please contact Mark E. Thierfelder (212-698-3804) or Derick S. Kauffman (215-994-2562) of Dechert LLP.

Very truly yours,

BUMBLE BEE FOODS, LLC

By:	/s/ CHRISTOPHER LISCHEWSKI
Name:	Christopher Lischewski
Title:	President and Chief Executive Officer

CONNORS BROS. CLOVER LEAF SEAFOODS COMPANY

By:	/s/ CHRISTOPHER LISCHEWSKI
Name:	Christopher Lischewski
Title:	President and Chief Executive Officer

BUMBLE BEE CAPITAL CORP.

By:	/s/ CHRISTOPHER LISCHEWSKI
Name:	Christopher Lischewski
Title:	President and Chief Executive Officer